Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: January 23, 2023

Explanatory Note: The following transcript is excerpted from an episode of the Field Ethos podcast which was initially made available to the public via My Outdoors TV on January 23, 2023. Visit www.myoutdoortv.com to login or register a new account and search for Field Ethos to listen to the audio of this episode of the podcast.

Event:	Field Ethos Podcast

Hosts:	Donald J. Trump Jr., Founder, Publisher Jason Vincent, Founder, CEO

Guest:	Pat Hogan, EVP, Corporate Communications, True Velocity Ammunition, LLC

Jason: Well, this is going to be a fun afternoon. We have Pat Hogan here from True Velocity. He’s coming to the party with his beautiful wife. I’m surprised she’s as pretty as she is, just because I’ve met you a few times.

Pat: Why would you say that?

Jason: I’ve met you a few times. I’m just going to say I’m a little bit surprised. I’m also surprised--

Don: That’s why I like people that overperform. There must be something that you don’t see.

Jason: Yes, you’re a performer somewhere, buddy.

Pat: Right, knock that one out of the park.

Jason: I didn’t realize that Schoby hates Pat.

Pat: Yes, I’ve earned it over years and years of time.

Jason: I was like, “Okay, [Mike] Schoby [COO—Field Ethos], you and Pat go back. You guys have been friends for a while. You and Don and Pat do the podcast.” He’s like, “No, I’m not doing it.” I’m like, “Well, but you guys know each other.” He’s like, “I’m not doing it. I’m not doing it.” [chuckles] He’s like, “I don’t want to host.” Schoby loves being a co-host and enjoying the conversation and things like that. I think I’ve put them under too much pressure, too.

Pat: Performance anxiety?

Jason: Yes, plus it’s hard when you’re friends with somebody to act like you don’t know about them and bring that kind of stuff out. I don’t know about you as well. Tell us a little bit about who you are and what you do.

Pat: Yes, absolutely. I currently work in marketing and communications for an ammunition company by the name of True Velocity. We manufacture lightweight ammo. I’m sure we’ll get into some detail on that. My relationship with Schoby, in particular, goes back 15-plus years. We spent a long time together at a company that is now called Outdoor Sportsman Group, the largest media holdings of hunting, shooting, fishing, outdoor-related magazines, websites, television channels, et cetera.

Early on in that in that tenure at OSG, I was working. I was managing North American Whitetail Magazine and their television properties. Mike was running Petersen’s Hunting, so we had occasional overlap there. Over time, as we continued with the company, there was an opportunity to fill the publishing role for LSG shooting portfolio, which is inclusive of Guns & Ammo Magazine, Shooting Times, Firearms News, some of the preeminent firearm periodicals in the world.

Guns & Ammo is one of the most widely read publications period in the world. Mike and I actually filled the role of our predecessor, of Chris Agnes. He stepped away for another opportunity, and they decided in order to fill Chris’s shoes, they needed two human beings. I’m not sure if that’s complimentary.

Pat: You’re not a performer there.

Jason: Right. I can at least do [crosstalk]

Don: Neither is Mike.

Pat: That’s right.

Don: Just to be clear.

Pat: I’m not sure how complimentary that was of Mike and I, but we filled the job together, and I was his associate publisher as we ran those magazines for a couple of years. Then shortly after that, our paths diverted. I ended up at True Velocity, helping launch that brand and introduce their ammunition to the world, and then Mike ultimately ended up here with you guys.

Jason: Yes. The first time I met you was at True Velocity, and Don and I came to Texas to check the place out. We weren’t working with you guys or anything. We just came to check out because we heard, “These guys are doing some really cool stuff.” We fly into Dallas, and we come to see you guys. Don and I are both obvious nerds for this kind of stuff. When your development team, everybody’s in the room telling us about everything, we start going really nerd on it, and we realize how cool True Velocity is.

Then you guys took us into the manufacturing side of your operation, and we were blown away. It looked like NASA meets an operating room. It was just spick and span high-tech. It was the future. It was the future we were looking at the future of ammo, really.

Don: Well, I’d met Kevin Boscamp and became a friend, CEO. Years before that, he was telling me about it in the advent, I think before you even got there, Pat. It was like, “Man.” I take nerd on this stuff to a whole new level. When I started thinking about what he was saying, I was like, “Oh my God. They’re playing with the internal dimensions of--” I don’t want to call it brass anymore because it’s not really brass, and everyone knows that it’s brass, but you guys are doing it with a polymer.

I was just like, “Oh my God. What you can do with heat, what you can do with minimizing powder, especially when you’re talking about the shortages that you face here while achieving the same velocities without [crosstalk]

Jason: Or subsonic, controlling that internal dimension for subsonics.

Don: My whole brain was just going insane. Again, when you hear about it, even as a guy that’s as into it as I am and hand-loading for precision long-range and these kinds of things and even doing the old bench-rest thing back in the day, I was like, “Come on. No way.” Then when I saw it I’m like, “Oh my God, they’re actually doing it.”

Jason: Then we shot it.

Don: Then we shot it. That’s what I was like [crosstalk]

Jason: We didn’t shoot it with you, guys. You guys sent us some ammo to test out and I called.

Pat: I sent Don some ammo to test out.

Jason: Well, I got some. You guys sent me.

Don: Yes, but it doesn’t matter if you’re shooting groups like this, it’s a--

Jason: You guys sent me some ammo to test out, and I called Don. I was like, “Dude, this stuff is half-inch out of this Springfield Waypoint.”

Pat: You must have pulled one or two of them.

Jason: Yes, maybe.

Don: Oh, yes. Again, that’s my world. That’s what I do every-- I shoot thousands of rounds of centerfire a year and I was like, “Okay, come on. There’s no way it’s going to shoot as well as some of these things.” Especially in the numbers like ESSD, that’s where I was most shocked because there’s plenty of good match stuff that shoots half-inch at 100 yards.

Jason: Explain ESSD really quick.

Don: That’s just basically the extreme spread of your velocities over a string of rounds would be ES, the SD is the standard deviation of that. Basically, measuring the same thing, it’s how extreme it is. At 100 yards, it may not matter. You can have bullets that will group. You could shoot a 5-shot group inside a dime, but at 1,000 yards if your extreme spread is wide, the difference in velocity is, essentially-

Jason: Affects drop.

Don: -the difference in time of flight. If one’s getting there because it’s shooting-- let’s call it 3,100 feet per second and one’s shooting 30-50 at 50 feet per second over close to a second of flight time, it just creates a lot of verticals. You end up with groups that are just very oblong, and minimizing that allows you to actually maximize precision even if it’s precise at 100.

Pat: Long story short, it’s very consistent.

Don: Incredibly.

Pat: Anytime you get past 400 meters, that’s where you really start to see the consistency of your muzzle velocities play out, right? When you look at typical brass-cased ammunition, really, the only place you’re going to find single-digit standard deviations and muzzle velocity is the guy who’s hand-loading rounds in his basement or his loading room or whatever. That’s not to say you don’t ever see it with factory brass ammo, but it is not often.

Don: For me, and I have enough guns to say this, it’s 1 in 25 guns. 1 in 20 guns will have a single-digit SD with factory. Again, most of those guns, because I’m blessed, I don’t shoot a lot of shitty guns, they could all be sub-MOA guns, but they’re not going to get that SD for distance. I’m missing shots not because I’m actually missing shots or I’m making bad wind calls, I’m missing shots because my ammo is not capable of being consistent enough vertically.

Pat: Yes. There’s a lot that goes into that. We can dig into it, but it’s not just the design of the product. It’s the manufacturing process as well. I think that’s what really differentiates our company, our brand from traditional ammunition. I had very much the same experience the first time I set foot in True Velocity’s facility, and that’s probably five or six years ago now.

I went to the facility from a journalistic perspective and looked at it and, honestly, was probably one of the biggest skeptics they had ever had walk through the door. In my mind, at the time it was plastic, really.

Jason: Gimmicky.

Pat: “This stuff’s going to be cheap. It’s not going to function right.” You get there, you see it, and then you take it one step further and start thinking about the implications of it. Just weight reduction alone for military.

Don: That was the cool factor that hooked me but then again, thinking about, again, internal dimensions, things you can’t do with brass, so much of your accuracy, precision SD also comes from neck tension. It’s not always just powder charge. Again, when you’re running black hills if you’re military or whatever, the plant’s been around for 60-something, you know what I mean? The same-- They’re using leather belts that still move stuff around.

Pat: Right, and they’ve got a new facility, right, relatively speaking.

Don: That’s one constraining component, the neck tension and what you can do with a polymer engineered around. Just think of how much more precise you can get than something that’s essentially blown out and extruded. In terms of consistency there, it’s the future of ammo.

Jason: It really is the future of-- and that’s why I mentioned it felt like we were in the future of ammo. I do think that you guys are really onto the edge of where this stuff can go. I’m excited to see where that goes. We took some .308 ammo to Africa. You guys mentioned, I said, “I would love for one of us to be the first person to take a big game animal with this.” You’re like, “Well, Donny Vincent’s already taken some of this stuff out.”

I was like, “All right, well, we’re heading out of town soon. We’re taking it.” The first person that I know of, and Donny can claim that he was the first person to kill something with, but it’s either Donny Vincent or it’s Cole Hauser, who is Rip Wheeler from Yellowstone. He shot a wildebeest from like 300 yards with it.

Don: He’s got first international, for sure, then.

Jason: First international, for sure, and we can let those two guys disagree with it, and Cole will just throw them through a plate glass window.

Pat: I say we put Cole and Danny in the same room and let them duke it out.

Jason: Let them duke it out. The reality of it is that we were beyond impressed. We started preaching the True Velocity message, and we got a lot of DMs coming into Instagram, “This stuff actually works.” A buddy of mine that’s up where I live, he is a real reloading nerd. He came to the office and asked if he could have a box. I gave him a box. He had the same experience that I’ve had. We’ve established that it’s accurate. We know what’s out there. Now, what do we have? We have .308 and 5.56.

Pat: 5.56 and .223 Remington. Those are both coming out for commercial availability, probably very beginning of 2023. We’re going to launch it at SHOT Show. 6.5 Creedmoor is in the works, .50 BMG, .338 Norma, and then probably the one I’m most excited about is our 6.8 TVC round, which was a cartridge designed to meet some of the demands for the US Army.

Don: I’ve been talking with Kevin about that. That thing’s going to be badass.

Jason: I asked Pat the last time I talked to him. I said, “You guys have reamers for this?” He was like, “Yes, we have the reamers for it. You can start cutting chambers.”

Pat: Yes, we have reamer kits, roughers, finishers, incremental gauges, sampling. Kits are ready to go in our facility right now. We started, about a year ago, reaching out to some of the preeminent rifle manufacturers in the industry to get them going on the development of 6.8-chambered rifles. There’s a laundry list of them, but some of the ones I’d mentioned right off the bat, Daniel Defense is working on a rifle, Rock River, LMT.

Don: What bolt faces is that going to be?

Pat: .473. This is what’s really interesting about that cartridge, and this is where we start.

Don: This is where you can do more with polymer than you--

Jason: When you say .473, explain to people what normal calibers fit .473.

Pat: That’s the same bolt faces 6.5 Creedmoor, ..308 Winchester 7.62x51.

Don: It’ll probably have a wider body.

Pat: No. [crosstalk]

Don: I wasn’t sure. You’re going to be able to do it with the internal dimensions like I was talking about.

Pat: This round is the same cartridge overall length as 7.62x51 or .308, operates on the same bolt face diameter. What we’ve been able to show is that you can actually take a gun like an M240 belt-fed machine gun for the military crowd. You can take that weapon, take the 7.62 barrel off of it, put a 6.8 TVC barrel on it, which takes all of three seconds, and all of a sudden, that machine gun is now firing 6.8 round. In doing so and making that change, you just extended the effective range of that weapon by 50%.

Don: Just for everyone, that 6.8 is basically a .270.

Pat: This round is sending 135 grain, our commercial configuration of it.

Don: What kind of velocity?

Pat: Roughly 3,150.

Don: That’s insane. That’s really potent.

Jason: Yes. If you look at that cartridge, it basically doesn’t have a shoulder. Well, it doesn’t have a shoulder-to-neck-to-bullet. It’s like all shoulder and then bullet.

Pat: We call it bull-nosed.

Jason: bull-nosed, yes. There’s not that classic-

Jason: Neck down.

Pat: -drop down into a shoulder to neck down to the neck and then bullet. It looks different, and that gives you that extra powder capacity.

Don: For perspective, for most people to get a 130 moving north of 3,000 feet per second, you’d be in a 6.5 PRC-type cartridge, a short mag. To be able to do that basically within the confines of a .308 cartridge, basically unheard of.

Jason: To do it with a belt-fed machine gun is pretty amazing.

Pat: This is where the internal geometry of the case comes into play. You say there’s no neck. Actually, there is a neck inside our 6.8 cartridge, but it is inverted. We’ve molded it into the neck or into the case body. You need that strength in order to really hold the projectile stable, so you can resist [crosstalk]

Don: Especially when it’s going through [unintelligible 00:17:08] or whatever.

Jason: You just don’t see that. Well, there has to be some kind of neck or the bullet would just have that lateral movement. As you touch it, you could sneeze on it, and it would move, but it’s just really cool. Where else? 6.8, 6.5 Creedmoor, .308, 5.56, .50 BMG.

Don: You said .338 Norma. You’re going to go Norma, not Lapua?

Pat: Yes, and that’s based on military demand. You still see guys shooting .338 Lapua in the commercial market, but the military is moving towards .338 for medium machine guns. If you look at our offerings right now, obviously, there’s overlap. We’re introducing calibers right now that have both military demand internationally and in the US but also that have a commercial application. At Bass Pro and Cabela’s, the 5.56 and .223 sales represent the overwhelming.

They’re by far the highest-volume sellers in the centerfire rifle sector. Right behind them is .308 and then everything else kind of tails off from there. We’re going to continue to introduce other calibers. I can’t tell you how many people we were at Bass Pro’s 50th-anniversary deal up in Springfield, Missouri.

Jason: They’re stocking your ammo.

Pat: Yes, and I’ll fill you in. There’s some pretty cool news there, too. We were up there at their 50th-anniversary event. I can’t tell you how many regular dudes came by our booth and asked if we had .30-06 or .30-30. My dad continues to ask me, “When are you coming out with .30-30?” Well, to me, that seems obscure. You know you’re not going to gain a whole lot of market share with .30-30, but if you think about it, there’s a ton of rifles already in the market that are chambered for those rounds. We’ll go that path.

Jason: The development opportunity is there for these things. One thing that I saw when I was there, at least, that I felt might be a limitation or something or a big problem to solve is my favorite cartridge is the .300 Win Mag, and it’s a belted case. Everything changes when you add a belted case to a polymer case and you try to mix the two things. Have you guys even looked at how to overcome that yet?

Pat: We haven’t actually started like, prototyping ..300 Win Mag, but we have studied what the implications of a belted case would be on our technology.

Don: I think you could do it in the polymer because, again, you still have the steel head that’s molded around that. I think, though, for what the belt is doing-

Jason: It’s not that significant.

Don: -I think you could do that within the polymer. I don’t actually think it creates too much of a complication.

Pat: You mentioned the steelhead; we call it the insert. That’s the steel base that gives you back-end support. It could be as simple as just changing the design of the insert for belted cartridges so that it’s a little bit taller or something like that.

Jason: Sure. We’ve already seen people experiment with that, like using two materials there. That’s doable. Bass Pro is a retailer for you guys. You guys obviously sell online direct from the website.

Pat: When I started at True Velocity, the intent was defense support only. We had no intention of taking the product to the commercial market. That’s changed, and that’s really my wheelhouse. That’s where I spent most of my career. We made the decision about two years ago to launch a commercial line of True Velocity-branded ammo. The intent at the outset was to sell it direct-to-consumer on our website only and ultimately move towards a subscription model, which no one’s really done successfully in the ammo industry up to this point.

Ultimately, as we rolled the product out, I think it was in July of 2021, so a little year and a half or so ago, we rolled that product out direct-to-consumer. We opted to pursue parallel paths, too. We put in place a distribution and a wholesale model, and we put in place a direct-to-retail model for some of the bigger guys. From the outset, we were selling direct-to-retail to Midway, Palmetto State Armory, a handful of premier retailers in the space, but Bass Pro and Cabela’s were obviously the number one target for me.

We actually went about it the old-fashioned way and organically got our product accepted into Bass Pro and Cabela’s on a much faster timeline than most companies experience. I’ve talked to some colleagues in the industry who said it took them 10 years to get their product into Bass Pro and Cabela’s. It took us about 10 months. As of January of this year, they were carrying our product.

Fast-forward to the last couple of months, and that’s where we’ve really seen some awesome developments with Johnny Morris and his team. Don, there’s some backstory there, too.

Don: Yes, I did that. I was like, “I know someone.” When we were talking, I was like, “You guys should come down.” I was getting their Conservationist of the Year Award for some of the stuff I’d done for combating the Pebble Mine thing up in Alaska. I was like, “Hey, Pat, why don’t you bring the team up and we’ll sit down with Johnny? We’re going to be there for a couple of days.” Just awesome experience. You brought Kevin up and it went from there.

Jason: It happened over dinner. I was there.

Don: Yes, you were there.

Jason: Yes, it happened over dinner, and you could see Johnny Morris just like, “We’ve got to do something with this.”

Don: Well, this is the part that I think you got to talk about also, which is different than, again, some of the other ammo guys where they have their 2-billion-square-foot facility somewhere. What you guys can do is all modular. You can do a line of .308 out of a Conex box and literally send it there so they can, essentially once assembled, push a button and literally produce ammo on-site from the raw materials.

Obviously, the polymer comes in little beads. Put it in and mold injection in. They’re pushing a button, and you’re watching it just crank out shells on-site, which is I think just cool to watch. I think it’d be almost a feature at a Bass Pro shop, so you happen to also be getting ammo that you’re then selling, but who wouldn’t watch that for a few minutes if you’re an enthusiast?

Pat: yes, absolutely. That design feature of our manufacturing technology was really geared towards military [crosstalk]

Don: If you put it in theater.

Pat: Yes. Well, right now, we’re building 95% of our military’s small-cal ammo in one facility in the middle of Missouri.

Jason: Lake City.

Pat: It’s called Lake City. That facility was commissioned in 1942. You go visit there today and it looks, feels, and smells like 1942. That seems to be somewhat of a supply chain risk potentially for our military. The idea was to create manufacturing technology that, number one, you can bring online pretty quickly, number two, is scalable, so this technology will scale up to medium and large-cal tank rounds and mortars and things like that but also do it in a fashion where you can break the machinery down into its individual components, load it on one or two Conex units, ship it anywhere in the world where you got a generator, and you’re producing ammo.

Picture the ideal. The ironic thing here is that three or four years ago, I would give this presentation to people who came to visit us at our facility. I would use the example of the Ukraine, unfortunately.

Who does Ukraine buy most of its ammo from? Russia. Who does Ukraine buy ammo to potentially shoot?

Don: That’s not working out so well, I imagine, right now.

Pat: Right. Who do they buy the ammo to potentially shoot at? Well, the Russians. That doesn’t seem to work very well. This technology, for a fraction of the cost of brass manufacturing cells, you could put these lines in place anywhere you want and give people their own sovereign manufacturing capabilities.

Jason: Yes. Ukraine, obviously, bought enough ammo to kick Russia’s ass. I want to get back to the 6.8 for a minute because, in the consumer side of things everybody is doing, they’re looking at the 6.5 PRC. Both of them are incredibly popular. The 6.5 PRC, obviously, the advantage is that extra range you’re going to get with the same bullet. With the 6.8 that you guys are making, you guys are obviously testing that in centerfire bolt action rifles at this point. Are you guys seeing the same accuracy potential there that you have with the .308 or 7.62?

Pat: Absolutely. Obviously, certain cartridges produce better dispersion results with different projectiles. We’re in the process of nailing down exactly what bullets we’re going to load in the commercially available 6.8. I can tell you we’ve gotten some projectiles [unintelligible 00:25:19] that are performing extremely well. I’m talking half MOA or better accuracy.

Then you’ve got the consistency of the muzzle velocity, which Don touched on earlier. We pride ourselves on single-digit SDs, so less than 10 feet per second difference in velocity from one shot fired to the next.

Jason: The important thing there is that Don and I shoot some custom rifles and things like that, and a lot of them have custom loads worked up for them because, factory ammo, it’s come a long way, and it’s very consistent now, but hand-loading is usually the most consistent way to get the results that we’re looking for. With what you guys are doing, the consistency is ramped up there.

I feel like this cartridge has the opportunity to really work its way into the custom rifle area where a lot of the custom rifle shops now, Gunwerks, McWhorter, or whatever, you’re buying a rifle, and they’re loading ammo for you, and it removes a step. It takes some burden off of Gunwerks or McWhorter or somebody like that that builds you a rifle and ammo.

Pat: 100%.

Jason: If they can build your rifle and just maybe test it with your ammo and then ship the customer your ammo, that frees them up to just crank out more rifles. They’re not working on load development. You guys can shoulder the load development for them, and you have. As long as it’s consistent, they can make consistently accurate rifles. I think that has about as much potential as anything in the big-game hunting cartridge world over the next couple of years is to get that one to the consumer and to the custom rifle makers with those reamers.

Pat: 100%. We’ve given a lot of thought to that as well. The way this 6.8 round is going to roll out, you’re going to start to see some manufacturers introduce their 6.8-chambered guns this coming year. Some of them will probably have them at SHOT Show in January, but basically, you go to the store and purchase an AI rifle chamber for 6.8. Inside your rifle case, there’s going to be, basically, a unique QR code, so to speak.

You’re going to scan that code. It’s going to take you directly to our website where you have access to subscribe to our 6.8 ammo being delivered direct to your door at a discount off regular MSRP. We’re working directly with these manufacturers to make sure that the cartridge that’s associated with their rifle performs as good as we need it to. That’s going to be half MOA, single-digit SD, long-range, tight accuracy potential.

Don: Yes. I think that’s what a lot of people don’t get. When I started shooting long-range before it was cool like late ’90s, 600 yards was long-range. Today, I don’t even think of that as medium-range. I don’t have a gun that I’d hunt with that can’t shoot 600 yards easily, you know what I mean.

Pat: Now, you guys are shooting two miles, right?

Don: Yes, we’re out shooting the ELR stuff, but even 1,000 is not even really long-range anymore. It makes a difference. For me, if I can have that option where I don’t have to spend 4 hours on the bench to get 100 rounds that will do it, I love that. I like reloading because I like the results I get from it. I don’t like spending 4 hours at a bench for 15 different guns that--

Pat: Right. We’ve done a good bit of collaborative work with [unintelligible 00:28:32] I don’t know if you know them, Don.

Don: Yes, they’re some of the top PRS shooters [crosstalk]

Pat: In the world. Yes, I think they may be number one and number two, over time.

Don: They’re certainly all top five, basically.

Pat: We sat down with those guys and said, “What can we give you?” Basically, he said, “Time. I won’t have to sit at my bench and reload 200 rounds for 4 hours the night before a match and stay up till two o’clock in the morning.” Also, it’s ease. You get this level of consistency off the shelf, and you don’t have to invest in the equipment. You don’t have to invest in the time of hand-loading your rounds. Now, you guys know the hand-loading crowd, and you’re part of that crowd. They’re small, but they’re very vocal. What we get from--

Don: Well, everyone’s got an opinion, and they’re often not right, you know what I mean. Very loud, often wrong, never in doubt.

Jason: And wrecked with OCD, so a difficult person.

Pat: Exactly. Some of them just enjoy hand-loading. I’m not going to argue with those guys. If it’s a hobby of yours and you just like doing it, go for it.

Don: Yes, of course. I like tying flies occasionally, but it doesn’t mean I want to do it every time I go fishing.

Pat: Every time you fish, yes. For those guys, the other two reasons beyond just enjoyment of doing it, the other two reasons people hand-load are improved performance over what they can buy off the store shelf, and then also, they think they’re saving money. Now, more often than not--

Don: They’ll just also be like, “I’ve lost so much money saving money, hand-loading. It’s hard to believe.”

Pat: We’re giving them the level of performance they want, and we’re giving them their time and money back in a round that’s on the shelf at Bass Pro or Cabela’s.

Jason: For right now, a whitetail hunter, those guys, you’re already with those guys with the .308 ammo.

Don: Well, Spencer killed his first deer with it [crosstalk] Again, I’m blessed to be able to do whatever I want when it comes to that stuff and whatever. I just wanted him to have a successful hunt. I had no issue just like, “Here. Right off the bat, you’re going to shoot this.”

Jason: The Springfield Waypoint .308 that I first had and that Cole and I took to Africa is super accurate with your ammo. [crosstalk] That’s where I’m going. Super accurate with your ammo. I had great results over there. Don was taking Spencer on a deer hunt. He’s like, “I want to use one of our sponsored rifles, and that one also shoots the True Velocity ammo. Can you send it to me?” I said, “Yes, absolutely.”

I loaned Don my rifle, and Spencer kills his first deer with it, and it’s got a really nice Leupold Mark 5 on it. It’s got a very expensive optic on it. We’re talking a $4,500 rig at this point. I’m down at the cabin. I’m like, “Oh, there’s my rifle. I’m going to go ahead and throw that at my hard case and take it back.” Don goes, “Really? Spencer killed his first deer with that. You’re going to take that rifle?”

Don: He thinks that he’s good.

Jason: “You’re going to that from him?” He just sold it so well, and I’m like, “Damn it.” Spencer has a really nice rifle with really well-matched ammo and a fine scope to go with it. Largely in part due to just how consistent it was with your ammo, it’s never shot any other ammo, actually, not another round of .308s ever.

Don: He didn’t need to, and I’ll do that a lot also, which is why, again, you’re not often saving time or money, which is buy five different boxes of something and see what it shoots best. Again, I’m not even looking at groups. Oftentimes, I’m looking at ESSD because I like to shoot far. I was like, “Okay, done.”

Jason: Well, I got the rifle.

Don: We looked no further.

Jason: I got the rifle maybe five or six days before you sent me the ammos, and I hadn’t had time to shoot it. That was the first ammo I’d ever put through the rifle. It literally has never had anything else in it because I went out there. It shot half an inch. I ran it on a lab radar. It performed as well as you said it would with deviation. I was like, “Well, okay, I don’t really need to do anything.”

It’s never shot anything but True Velocity, but I’ve got another Springfield Waypoint. It shoots that ammo just as well. For the deer hunter out there, I think reasonable ranges to kill a whitetail with a .308 would be you’re pushing at 350, 450, and you don’t really want to run it too much further than that because it just--

Don: I’ll also say this, I shot it far just to-- Again, for me, I can’t tell that much at 450, right? It’s post-600, 700 where you start seeing if it’s really doing it because you have what you have on a chronograph and then you verify everything, right? With that .308 and that ammo, I was shooting 4-inch groups at 800 with a .308, and that’s where you’re starting to push, probably almost getting subsonic.

Jason: Yes. Your energy.

Don: I was like, “That can’t be right. I thought it was just like sometimes the paint just chips.” I was like, “That’s a big way.” I was looking. I was like, “I had 5 rounds like this at 800 yards out of a Carbonlight hunting weight rifle .308.” That was in Florida wind. I was like, “Damn. Keep her.”

Pat: Look, we understand the ballistics of ..308 are not the sexiest thing in the world, but ultimately its market share [crosstalk]

Jason: Consistency with a .308 is pretty sexy. The ballistics might not be, but the 6.8 will blow that out of the water once we really get our hands on that. Schoby did show me a video the other day of a buddy shooting an elk with a 6.8 Western. The 6.8 projectile will do it in the hands of a competent shooter. You’ve got a long-range whitetail, mule deer, antelope, elk if someone’s a really good shooter.

This is the one I’m going to be paying attention to over the next year and really going to be spending a lot of time playing with it as soon as you guys can get us some, but I’ll be getting a reamer like tomorrow [crosstalk] hey, did you bring some with you?

Don: [crosstalk] Kevin, I was like, “Hey, just get me an AI barrel. I’ll just spin it on one of my other guns, you know what I mean. I got to start playing.”

Jason: Well, the nice thing to do would’ve been to have brought us some down here.

Don: Yes. You’d think if you’re coming to someone’s home, I’m opening my home [crosstalk]

Jason: You’re opening your home to us.

Pat: I was told to bring a toy to the party.

Jason: Look, for everybody else, it’s open bar; for Pat, it’s BYOB, and we’ll just solve it like that because we have to do something to penalize this. Realistically, we can go ahead and get the reamers, but when can you guys go ahead and get us some ammo for this thing?

Pat: Now. Yes.

Jason: Okay. Cool. All right. Well, that’s it.

Pat: We’ll tell you, based on our research, what are the manufacturer’s recommended specs? I’ll tell you twist, everything you--

Don: Well, yes, that I’ll know. That’s just going to be, spin them fast and it’ll be great. Yes, that’ll be interesting. If you’re working with any other manufacturers, let me know because chances are I’ll probably know someone there and be like, “Hey, I’m going to test this stuff out. Can you spin me up something that’ll [crosstalk]

Pat: There is a long list, and I’m sure you know some of the folks on there, so you can [crosstalk]

Don: Probably know them all at this point. Yes. Exactly.

[00:35:51] [END OF AUDIO]